UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

APOLLO GLOBAL MANAGEMENT, InC.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

03769M 106
(CUSIP Number)

c/o Elysium Management LLC 445 Park Avenue, Suite 1401 New York, NY 10022 (646) 589-8607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03769M 106	SCHEDULE 13D	Page 2 of 5

1	NAME OF REPORTING PERSON Heritage Trust u/a/d 11/12/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,643,280
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,643,280
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,643,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 574,458,506 shares of common stock, par value $0.00001 per share, of Apollo Global Management, Inc. (the “Issuer”) issued and outstanding as of May 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2022.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 3 of 5

Item 1. Security and Issuer.

This Amendment No. 2 amends and supplements the Schedule 13D (this “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by the Heritage Trust u/a/d 11/12/2018, a trust organized under the laws of New York and established for the benefit of the family of Mr. Leon D. Black (the trustees of which are Messrs. John J. Hannan, Richard Ressler and Barry J. Cohen) (the “Heritage Trust” or the “Reporting Person”), relating to the shares of the common stock, par value $0.00001 per share (“Common Stock”), of Apollo Global Management, Inc., a Delaware corporation (the “Issuer”) on January 11, 2022, as amended by Amendment No. 1 thereto, filed on March 3, 2022 (as so amended, the “Schedule 13D”). This Amendment No. 2 is being filed to reflect the acquisition of 15,000,000 shares of Common Stock from Mr. Leon D. Black in satisfaction of previously contracted outstanding debt obligations. The Schedule 13D is hereby amended as follows:

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Reference to percentage ownership of the Common Stock in this Schedule 13D are based on 574,458,506 shares of Common Stock, issued and outstanding as of May 5, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2022.

(a) and (b)

As of the date of this Schedule 13D, the Heritage Trust may be deemed to be the beneficial owner of 26,643,280 shares of Common Stock (approximately 4.6% of the Common Stock), which it holds directly. The Heritage Trust may be deemed to have sole voting and sole dispositive power with respect to such shares.

By virtue of the agreements made pursuant to the Stockholders Agreement, the parties thereto, including the Reporting Person, may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. The parties to the Stockholders Agreement, as a group, beneficially own an aggregate of 159,540,354 shares of Common Stock (approximately 27.8% of the Common Stock). The Reporting Person disclaims beneficial ownership of any securities owned by such other parties. Only the shares of Common Stock beneficially owned by the Reporting Person are the subject of this Schedule 13D. For a description of the relationship between the Reporting Person and the other parties to the Stockholders Agreement, see Item 4.

(c)     On May 27, 2022, Mr. Leon D. Black delivered 15,000,000 shares of Common Stock to the Heritage Trust u/a/d 11/12/2018 in satisfaction of previously contracted outstanding debt obligations.

(d)     Not applicable.

(e)     Not applicable.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 4 of 5

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this Amendment No. 2, a total of 25,715,000 shares of Common Stock beneficially owned by the Reporting Person are held in one or more margin accounts subject to a standard margin loan arrangement. The Reporting Person does not have any current intention to sell any of such shares.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 03769M 106	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2022

Heritage Trust u/a/d 11/12/2018

By:	/s/ Barry J. Cohen
Name: Barry J. Cohen
Title: Attorney-in-Fact

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).